EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY CORPORATION
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

Nine Months Ended September 30,
(in millions)	2014
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(a)	$3,340
Fixed charges	1,384
Distributed income of equity investees	96
Deduct:
Interest capitalized	5
Total earnings	$4,815

Fixed charges:
Interest on debt, including capitalized portions	$1,283
Estimate of interest within rental expense	101
Total fixed charges	$1,384
Ratio of earnings to fixed charges	3.5
Ratio of earnings to fixed charges and preferred dividends combined(b)	3.5
(a)    Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(b)    For the period presented, Duke Energy Corporation had no preferred stock outstanding.